Exxon Mobil Corporation

David S. Rosenthal

5959 Las Colinas Boulevard

Assistant Controller

Irving, Texas 75039

ExxonMobil

September 12, 2008

Mr. Kevin Stertzel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,  Stop 7010

Washington, D.C. 20549

Fax No. (202) 772-9368

Re:

SEC Letter to Exxon Mobil Corporation dated September 8, 2008

File No. 1-02256

Dear Mr. Stertzel:

The purpose of this letter is to confirm our understanding, based on your phone conversation with Hugh Comer this morning, that the SEC has taken no exception to our request for an extension to October 3, 2008, to respond to the SEC’s letter of September 8.  The additional time is needed to provide the supplemental information requested in the conference call of September 10.

If you have any questions, please feel free to contact me at (972) 444-1271.

    Yours truly,

    By:

/s/ David S. Rosenthal

    -----------------------------------

    David S. Rosenthal

    Assistant Controller